Exhibit 99.3

info@madisonminerals.com www.madisonminerals.com TSX.V – MMR OTC.BB - MMRSF

2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772	F.604.331.8773	Toll Free 1.877.529.8475

March 29, 2011	Trading Symbols: TSX Venture – MMR
OTC\BB – MMRSF
Web Site: www.madisonminerals.com

MADISON CLOSES NON-BROKERED PRIVATE PLACEMENT

Further to its news release of March 14, 2011, Madison Minerals Inc. (TSX-V: MMR) is pleased to report that it has closed the non-brokered private placement, issuing a total of 2,500,000 units at a price of $0.11 per unit generating gross proceeds of $275,000. Each unit consists of one common share and one transferable warrant, with each warrant entitling the purchase of an additional share of Madison at $0.15 per share until March 28, 2013.

All securities issued pursuant to this placement are subject to a four-month hold period expiring on July 28, 2011.

The proceeds of the placement will be used for working capital.

To find out more about Madison Minerals Inc., please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of
MADISON MINERALS INC.

“Chet Idziszek”
Chet Idziszek, President

NEITHER TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.